Otis Collection LLC
 6 Harrison Street, 5th Floor
New York, NY 10013

April 6, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Otis Collection LLC (CIK 0001795168)
Withdrawal of Post-Qualification Amendment No. 7 on Form 1-A POS (Accession No. 0001795168-21-000041)
Submitted December 9, 2021
File No. 024-11521

To Whom It May Concern:
Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Otis Collection LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment No. 7 on Form 1-A POS (File No. 024-11521), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2021. The Offering Statement relates to the public offering of certain classes of the Company’s series interests (the “Series Interests”).
The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Series Interests pursuant to the Offering Statement, and no funds for any Series Interests have been received into escrow.
Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.
This withdrawal request does not apply to any other Post-Qualification Amendment of the Company.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984, if you have any questions regarding withdrawal of the Offering Statement.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel
cc:
Andrew Stephenson, Esq.

Michael Karnjanaprakorn